Exhibit 17.1

February 23, 2018

Mr. Dale Wolf, Chairman
Molina Healthcare, Inc.
200 Oceangate Suite 100
Long Beach, CA  90802

Dear Mr. Wolf:

Please accept this letter as my resignation from the Board of Directors of Molina Healthcare.  I have served as a Director for over 30 years and it has been my life’s work to see my father’s vision come to fruition.

This letter serves as a bittersweet reminder that I am the last Molina family member still associated with the Company that our family built.  I am proud of all that we and our employees have accomplished.  Molina’s reputation for quality and devotion to our patients is unparalleled.

I remain a shareholder and wish the remaining Board and Management the best in your endeavors to continue to improve the stock price.

I will not be at the Board meeting next week, as this resignation is effective immediately.

Please share my thoughts with the remaining Board members.

Sincerely,

/s/ John C.Molina

John C. Molina